Exhibit 3.104

State of Delaware Secretary of State Division of Corporations Delivered 11:16 AM 01/07/2010 FILED 11:09 AM 01/07/2010 SRV 100017021 - 4774349 FILE

CERTIFICATE OF FORMATION

OF

GREDE HOLDINGS LLC

1.                                      The name of the limited liability company is: Grede Holdings LLC.

2.                                      The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 6th day of January, 2010.

/s/ Timothy J. Scallen
Timothy J. Scallen, Authorized Person